Filed Pursuant to Rule 424(b)(2)
Registration No. 333-216286

Pricing Supplement dated March 22, 2019 (To Stock-Linked Underlying Supplement dated November 6, 2018, Prospectus Supplement dated November 6, 2018, and Prospectus dated March 28, 2017)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$3,718,000 Notes Linked to Raymond James Equity Securities Selections due March 24, 2021

•                  The notes (the “notes”) are linked to a basket of 20 common equity securities (each, a “Reference Stock” and together, the “Basket”) of entities that are not affiliated with us (each, a “Reference Stock Issuer”).

•                  The Reference Stocks, which were selected by Raymond James & Associates, Inc. (“Raymond James”), are the common stocks or ordinary shares of Alaska Air Group, Inc. (“ALK”), The Allstate Corporation (“ALL”), Best Buy Co., Inc. (“BBY”), Comcast Corporation (“CMCSA”), CareTrust REIT, Inc. (“CTRE”), CVS Health Corporation (“CVS”), Chevron Corporation (“CVX”), Delta Air Lines, Inc. (“DAL”), Fastenal Company (“FAST”), Gilead Sciences, Inc. (“GILD”), Granite Point Mortgage Trust Inc. (“GPMT”), Hewlett Packard Enterprise Company (“HPE”), Medtronic Public Limited Company (“MDT”), Marathon Petroleum Corporation (“MPC”), ONEOK, Inc. (“OKE”), Old Republic International Corporation (“ORI”), QUALCOMM Incorporated (“QCOM”), Union Pacific Corporation (“UNP”), United Parcel Service, Inc. (“UPS”) and Walmart Inc. (“WMT”).

•                  The Participation Rate is 96.60%. You may lose all or a portion of the principal amount of your notes at maturity if the value of the Basket does not increase by approximately 3.52%, as described in more detail below.

•                  The notes may pay interest on the quarterly Interest Payment Dates. The amount of any interest to be paid on the notes will not be fixed, and will depend upon the total dividends paid on the Reference Stocks during the preceding quarter, as described in more detail below.

•                  On the Maturity Date, the amount that we will pay to you for each $1,000 in principal amount of the notes (the “Redemption Amount”) will depend upon the performance of the Basket over the term of the notes. We describe in more detail below how the payment at maturity will be determined.

•                  The notes will not be listed on any securities exchange.

•                  The notes will be issued in minimum denomination of $1,000 and integral multiples of $1,000.

The notes are unsecured obligations of the Bank and any payments on the notes are subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable notes (as defined on page S-2 of the prospectus supplement).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-8 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)	Underwriting Discount (1)	Proceeds to Issuer
Per Note	100%	2%	98%
Total	$3,718,000	$74,360	$3,643,640

(1)          CIBC World Markets Corp. (“CIBCWM”) will receive commissions from the Issuer of 2.00% of the principal amount of the notes, or $20.00 per $1,000.00 principal amount. CIBCWM will use these commissions to pay selling concessions or fees to Raymond James of 2.00% of the principal amount of the notes, or $20.00 per $1,000.00 principal amount for its services in connection with the distribution of the notes. Please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this document.

The initial estimated value of the notes on the Trade Date as determined by the Bank is $966.00 per $1,000 principal amount of the notes, which is less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on March 29, 2019 against payment in immediately available funds.

CIBC World Markets

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated March 28, 2017 (the “prospectus”), the prospectus supplement dated November 6, 2018 (the “prospectus supplement”) and the Stock-Linked Underlying Supplement dated November 6, 2018 (the “underlying supplement”).  Information in this pricing supplement supersedes information in the underlying supplement, the prospectus supplement and the prospectus to the extent it is different from that information. Certain capitalized terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We, CIBCWM, Raymond James and our respective affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We, CIBCWM and Raymond James are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplement, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplement, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us, CIBCWM or Raymond James, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•                  Underlying supplement dated November 6, 2018:
https://www.sec.gov/Archives/edgar/data/1045520/000110465918066559/a18-39408_12424b2.htm

•                  Prospectus supplement dated November 6, 2018 and prospectus dated March 28, 2017:
https://www.sec.gov/Archives/edgar/data/1045520/000110465918066166/a18-37094_1424b2.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce

Principal Amount:	$1,000 per note

Aggregate Principal Amount:	$3,718,000

Term:	Approximately two years

Trade Date/Pricing Date:	March 22, 2019

Original Issue Date:	March 29, 2019

Issue Price of the Notes:	$1,000 per $1,000 in principal amount of the notes.

Reference Asset:	The 20 Reference Stocks are:

	Company Name	Ticker	Initial Share Price ($)
	Alaska Air Group, Inc.	ALK UN EQUITY	54.25
	The Allstate Corporation	ALL UN EQUITY	94.17
	Best Buy Co., Inc.	BBY UN EQUITY	70.11
	Comcast Corporation	CMCSA UW EQUITY	39.46
	CareTrust REIT, Inc.	CTRE UW EQUITY	23.43
	CVS Health Corporation	CVS UN EQUITY	56.04
	Chevron Corporation	CVX UN EQUITY	123.09
	Delta Air Lines, Inc.	DAL UN EQUITY	49.76
	Fastenal Company	FAST UQ EQUITY	61.70
	Gilead Sciences, Inc.	GILD UW EQUITY	63.77
	Granite Point Mortgage Trust Inc.	GPMT UN EQUITY	18.59
	Hewlett Packard Enterprise Company	HPE UN EQUITY	15.29
	Medtronic Public Limited Company	MDT UN EQUITY	90.39
	Marathon Petroleum Corporation	MPC UN EQUITY	61.30
	ONEOK, Inc.	OKE UN EQUITY	69.01
	Old Republic International Corporation	ORI UN EQUITY	20.63
	QUALCOMM Incorporated	QCOM UQ EQUITY	56.82
	Union Pacific Corporation	UNP UN EQUITY	160.62
	United Parcel Service, Inc.	UPS UN EQUITY	107.35
	Walmart Inc.	WMT UN EQUITY	98.28

The Reference Stocks are securities selected by the Equity Research Department of Raymond James.  There is no assurance that any Reference Stock Issuer will be successful or that the price of any Reference Stock will increase. See “Information Regarding the Reference Stocks—Selection of the Composition of the Basket” in this pricing supplement.

Redemption Amount:

The amount that you will receive at maturity for each $1,000 in principal amount of the notes will depend upon the performance of the Basket. The Redemption Amount will equal the product of (a) $1,000, (b) the Basket Level Percentage, and (c) the Participation Rate.

As discussed in more detail below, the Basket Level Percentage must exceed approximately 103.52% in order for you to receive a Redemption Amount per $1,000 in principal amount of the notes that exceeds the principal amount. In addition, the Redemption Amount could be substantially less than the principal amount of the notes.

Reference Stock Weighting:	For each Reference Stock, 5%

Reference Stock Performance:	For each Reference Stock, the Reference Stock Performance will equal (a) its Final Stock Price divided by (b) its Initial Stock Price, expressed as a percentage.

Weighted Reference Stock Performance:	For each Reference Stock, the product of (a) its Reference Stock Performance and (b) its Reference Stock Weighting.

Basket Level Percentage:	The sum of the Weighted Reference Stock Performances.

Participation Rate:

96.60%. Because the Participation Rate is less than 100%, the Basket Level Percentage must exceed approximately 103.52% in order for you to receive a Redemption Amount that exceeds the principal amount of the notes. In addition, because the Participation Rate is less than 100%, the interest payments you may receive on the notes will be less than the applicable Dividend Amounts.

Initial Stock Price:

For each Reference Stock, its Closing Price on the Pricing Date, as set forth in the table above. The Initial Stock Price of each Reference Stock is subject to adjustment as described under “Certain Terms of the Notes—Anti-Dilution Adjustments” in the underlying supplement, provided that “—Extraordinary Dividends” does not apply to the notes.

Final Stock Price:	For each Reference Stock, its Closing Price on the Valuation Date.

Valuation Date:

March 22, 2021, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Reference Stocks” in the underlying supplement.

Maturity Date:

March 24, 2021, subject to postponement as described under “Certain Terms of the Notes— Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Reference Stocks” in the underlying supplement.

Interest Payment Dates:	The third Business Day following the related Interest Calculation Date, with the final interest paid on the Maturity Date.

Interest Calculation Dates:	Quarterly, on June 24, 2019, September 23, 2019, December 23, 2019, March 23, 2020, June 22, 2020, September 22, 2020, December 22, 2020 and the Valuation Date.

Interest Payments:

For each $1,000 in principal amount, the amount of interest payment, if any, will depend upon the amount of dividends paid on each Reference Stock during the Interest Calculation Period preceding each Interest Payment Date, and will equal (a) the sum of the Dividend Amounts for each of the Reference Stocks multiplied by (b) the Participation Rate.

Interest Calculation Period:

The first Interest Calculation Period will commence on the Pricing Date and end on the first Interest Calculation Date. Each subsequent Interest Calculation Period will begin on the Trading Day following an Interest Calculation Date and end on the next Interest Calculation Date.

Dividend Amount:

For each Reference Stock, an amount in U.S. dollars equal to (a) $1,000 divided by the applicable Initial Stock Price multiplied by (b) the applicable Reference Stock Weighting multiplied by (c) 100% of the gross cash distributions (including ordinary and extraordinary dividends) per Reference Stock declared by the applicable Reference Stock Issuer where the date that the applicable Reference Stock has commenced trading ex-dividend on its primary U.S. securities exchange as to each relevant distribution occurs during the relevant Interest Calculation Period. If any Dividend Amount announced and/or declared by the relevant Reference Stock Issuer is not paid as so announced or declared, or is paid in a smaller amount, the calculation agent shall make such adjustments to the Basket as shall be necessary to reflect the actual amount received by holders of the Reference Stocks. The positive effect of any Dividend Amounts on any interest payments will be reduced as a result of the Participation Rate set forth above.

Record Date:	The third Business Day immediately preceding the relevant Interest Payment Date, provided the final Interest Payment will be paid to the holders entitled to the payment at maturity.

Calculation Agent:	Canadian Imperial Bank of Commerce

CUSIP / ISIN:	CUSIP: 136071AA5 / ISIN: US136071AA53

Fees and Expenses:

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.

Distribution:

The notes are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and no dealer or agent may make offers of the notes to any such investor.

HYPOTHETICAL PAYMENT AT MATURITY

The following hypothetical examples are provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Basket and the related effect on the Redemption Amount. The following hypothetical examples illustrate the payment you would receive on the Maturity Date if you purchased $1,000 in principal amount of the notes. Numbers appearing in the examples below have been rounded for ease of analysis. The examples below are based on the Participation Rate of 96.60%. This table does not reflect any interest that may be paid on the notes.

Basket Level Percentage		Redemption Amount per $1,000 in Principal Amount	Percentage Gain (or Loss) per $1,000 in Principal Amount
140.00%		$1,352.40	35.24%
130.00%		$1,255.80	25.58%
120.00%		$1,159.20	15.92%
110.00%		$1,062.60	6.26%
105.00%		$1,014.30	1.43%
103.52%	(1)	$1,000.00	0.00%
100.00%	(2)	$966.00	-3.40%
95.00%		$917.70	-8.23%
90.00%		$869.40	-13.06%
80.00%		$772.80	-22.72%
70.00%		$676.20	-32.38%
60.00%		$579.60	-42.04%

(1) For you to receive a Redemption Amount greater than the principal amount of the notes, the Basket Level Percentage must be greater than approximately 103.52%, because the Participation Rate is only 96.60%.

(2) If the Basket Level Percentage is less than approximately 103.52%, you will lose some or all of the principal amount of the notes.

Please see “Additional Risk Factors—Your Investment in the Notes May Result in a Loss” below.

INVESTOR SUITABILITY

The notes may be suitable for you if:

•                  You believe that the Basket Level Percentage will be greater than 103.52%.

•                  You understand that the Participation Rate is less than 100%, which will negatively affect your return on the notes.

•                  You seek an investment with quarterly Interest Payments based on the amount of dividends paid on the Reference Stocks during the term of the notes.

•                  You are willing to accept the risk that you may not receive any Interest Payments on most or all of the Interest Payment Dates and may lose up to 100% of the principal amount of the notes at maturity.

•                  You do not seek certainty of current income over the term of the notes.

•                  You do not seek an investment for which there will be an active secondary market.

•                  You are willing to assume the credit risk of the Bank for any payments under the notes.

The notes may not be suitable for you if:

•                  You believe that the Basket Level Percentage will be less than 103.52%.

•                  You are unwilling to accept that the Participation Rate is less than 100%, which will negatively affect your return on the notes.

•                  You believe that the Interest Payments, if any, will not provide you with your desired return.

•                  You are unwilling to accept the risk that you may not receive any Interest Payments on most or all of the Interest Payment Dates and may lose up to 100% of the principal amount of the notes at maturity.

•                  You seek full payment of the principal amount of the notes at maturity.

•                  You seek certainty of current income over the term of the notes.

•                  You are unable or unwilling to hold the notes to maturity.

•                  You seek an investment for which there will be an active secondary market.

•                  You are not willing to assume the credit risk of the Bank for all payments under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to the notes.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus.

Your Investment in the Notes May Result in a Loss.

The notes do not guarantee any return of principal. The amount payable on the notes at maturity will depend on the performance of the Reference Stocks and the dividends declared on the Reference Stocks, and may be less, and possibly significantly less, than the principal amount. If the prices of the Reference Stocks decrease and the final interest payment, if any, is not sufficient to offset that decrease, the payment at maturity will be less than the principal amount.

In addition, because the Participation Rate is only 96.60%, the Basket Level Percentage must exceed approximately 103.52% in order for you to receive a Redemption Amount that exceeds the principal amount. You may lose all or a substantial portion of the amount that you invested to purchase the notes. You may incur a loss, even if the Basket Level Percentage is positive (but less than approximately 103.52%). Please also see “—The Notes Will Not Reflect the Full Performance of the Reference Stocks, Which May Negatively Impact Your Return”.

The Notes May Not Pay Interest.

There may be no periodic interest payments on the notes, and any such payments may be less than there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The amount of each interest payment, if any, will depend upon the amount of dividends paid on each Reference Stock during the Interest Calculation Period preceding each Interest Payment Date, as adjusted by the Participation Rate.

The Notes Will Not Reflect the Full Performance of the Reference Stocks, Which May Negatively Impact Your Return.

Because the calculation of the Redemption Amount includes a Participation Rate of less than 100%, the return, if any, on the notes will not reflect the full performance of the Reference Stocks. Therefore, the yield to maturity based on the methodology for calculating the Redemption Amount will be less than the yield that would be produced if the Reference Stocks were purchased and held for a similar period. In addition, because the Participation Rate is less than 100%, any interest payments you receive on the notes will be less than the applicable Dividend Amounts.

Payments on the Notes Are Subject to Our Credit Risk, and Actual or Perceived Changes in Our Creditworthiness Are Expected to Affect the Value of the Notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of the Notes We May Offer—Events of Default” in the accompanying prospectus supplement.

The Bank’s Initial Estimated Value of the Notes Is Lower than the Original Issue Price (Price to Public) of the Notes.

The initial issue price of the notes exceeds the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s Initial Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.

The Bank’s initial estimated value of the notes is only an estimate, which was determined by reference to the Bank’s internal pricing models when the terms of the notes were set. This estimated value was based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the prices of the Reference Stocks, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s Initial Estimated Value Was Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.

The internal funding rate used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to have used the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes had an adverse effect on the economic terms of the notes and the initial estimated value of the notes on the Trade Date, and could have an adverse effect on any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

Any Increase in the Price of One or More Reference Stocks May Be Offset by Decreases in the Price of One or More Other Reference Stocks.

The price of one or more of the Reference Stocks may increase while the price of one or more of the other Reference Stocks decreases. Therefore, in determining the value of the Basket at any time, increases in the price of one Reference Stock may be moderated, or wholly offset, by decreases in the price of one or more other Reference Stocks.

The Redemption Amount Will Not Reflect Changes in the Price of Each Reference Stock Other than on the Valuation Date.

Changes in the price of each Reference Stock during the term of the notes other than on the Valuation Date will not be reflected in the calculation of the Redemption Amount.  To calculate the Redemption Amount, the calculation agent will compare only the Final Stock Price of each Reference Stock to its Initial Stock Price.  No other prices of the Reference Stocks will be taken into account.  As a result, even if the price of each Reference Stock has increased at certain times during the term of the notes, you will receive a Redemption Amount that is less than the principal amount if the Final Stock Price of each Reference Stock is less than its Initial Stock Price.

Correlation Among the Reference Stocks May Affect the Value of Your Notes.

The Reference Stocks may not represent a diversified portfolio of securities. To the extent that the Reference Stocks move in the same direction (i.e., are highly correlated), you will lose some or all of the benefits that would ordinarily apply to a diversified portfolio of securities.

Certain Business, Trading and Hedging Activities of Us, CIBCWM, Raymond James or our respective affiliates May Create Conflicts with Your Interests and Could Potentially Adversely Affect the Value of the Notes.

We, CIBCWM, Raymond James or our respective affiliates may engage in trading and other business activities related to a Reference Stock that are not for your account or on your behalf. We, CIBCWM, Raymond James or our respective affiliates also may issue or underwrite other financial instruments with returns based upon a Reference Stock. These activities may present a conflict of interest between your interest in the notes and the interests that we, CIBCWM, Raymond James or our respective affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the price of any Reference Stock or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we and our affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes were set. We expect to hedge our obligations under the notes through the agent, one of our other affiliates, and/or another unaffiliated counterparty. Any of these hedging activities may adversely affect the price of a Reference Stock and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our other affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, or one or more of our other affiliates will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, CIBCWM, Raymond James or our respective affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, CIBCWM, Raymond James or our respective affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The calculation agent will determine, among other things, the amount of payments on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event affecting a Reference Stock has occurred, and make a good faith estimate in its sole discretion of the Closing Price for an affected Reference Stock if the Valuation Date is postponed to the last possible day, and make certain anti-dilution adjustments with respect to a Reference Stock if certain corporate events occur. See “Certain Terms of the Notes—Valuation Dates” and “—Anti-Dilution Adjustments” in the underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. Neither we nor any of our affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

There Will Be Limited Anti-Dilution Protection.

For certain events affecting shares of a Reference Stock, such as stock splits and stock dividends, the calculation agent may make adjustments which may adversely affect any payments on the notes. However, the calculation agent is not required to make an adjustment for every corporate action which affects the price of a Reference Stock. If an event occurs that does not require the calculation agent to adjust the price of a Reference Stock, the market value of the notes and the amount due on the notes may be materially and adversely affected.

The Notes May Be Subject to Non-U.S. Securities Markets Risk.

An investment in securities linked to the value of non-U.S. companies, such as Medtronic Public Limited Company, which is an Irish issuer, involves risks associated with the home country of such non-U.S. companies. The prices of such non-U.S. companies’ common equity securities may be affected by political, economic, financial and social factors in the home country of such non-U.S. companies, including changes in such country’s government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could adversely affect the value of the notes.

The Notes Are Subject to Risks Associated with Reference Stocks that Have a Limited Trading History.

The shares of Granite Point Mortgage Trust Inc. have been publicly traded for a limited period of time. Accordingly, there is only a limited trading history available for this Reference Stock upon which you can evaluate their prior performance.

The Inclusion of the Reference Stocks in the Basket Does Not Guarantee a Positive Return on the Notes.

The inclusion of the Reference Stocks in the Basket does not guarantee a positive return on the notes. There can be no assurance that any Reference Stock, or the Basket in its entirety, will increase in value. The performance of the Reference Stocks may be less than the performance of the equities markets generally, or less than the performance of other securities in which you may choose to invest. The Reference Stocks were selected by the Equity Research Department at Raymond James, but any views expressed by such research department are separate and apart from the offering of these notes and do not constitute investment advice.  There is no assurance that any Reference Stock Issuer will be successful or that the price of any Reference Stock will increase. Although dividends have been paid on the Reference Stocks in the past, there can be no assurance that they will be paid in the future, or that any such dividends will be paid at the same rate as they have been in the past. Our offering of the notes does not constitute our recommendation or the recommendation of Raymond James or any of our respective affiliates to invest in the notes or in the Reference Stocks.

The Notes Will Not Be Listed on Any Securities Exchange or Any Inter-Dealer Quotation System; There May Be No Secondary Market for the Notes; Potential Illiquidity of the Secondary Market.

The notes are most suitable for purchasing and holding to maturity. The notes will be new securities for which there is no trading market. The notes will not be listed on any organized securities exchange or any inter-dealer quotation system. We cannot assure you as to whether there will be a trading or secondary market for the notes or, if there were to be such a trading or secondary market, that it would be liquid.

Under ordinary market conditions, CIBCWM or any of our other affiliates may (but are not obligated to) make a secondary market for the notes. However, they may cease doing so at any time. Because we do not expect other broker-dealers to participate in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which CIBCWM or any of our other affiliates are willing to transact. If none of CIBCWM or any of our other affiliates makes a market for the notes, there will not be a secondary market for the notes. Accordingly, we cannot assure you as to the development or liquidity of any secondary market for the notes. If a secondary market in the notes is not developed or maintained, you may not be able to sell your notes easily or at prices that will provide you with a yield comparable to that of similar securities that have a liquid secondary market.

Significant Aspects of the Tax Treatment of The Notes Are Uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “Summary of U.S. Federal Income Tax Consequences” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Certain U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences—Canadian Taxation” in the prospectus.

INFORMATION REGARDING THE REFERENCE STOCKS

General

Included in the pages that follow are brief descriptions of each of the Reference Stocks. We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information.

Because each Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”), each Reference Stock Issuer is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Reference Stock Issuers can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s website at http://www.sec.gov by reference to the applicable CIK number set forth below.

This document relates only to the notes and does not relate to the securities of any Reference Stock Issuer. Neither we nor any of our affiliates have participated or will participate in the preparation of any Reference Stock Issuer’s publicly available documents. Neither we nor any of our affiliates have made any due diligence inquiry with respect to any Reference Stock Issuer in connection with the offering of the notes. None of us or any of our affiliates makes any representation that the publicly available documents or any other publicly available information regarding the Reference Stock Issuers are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this document, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Reference Stocks, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Reference Stock Issuers could affect the prices of the Reference Stocks and therefore could affect your return on the notes. Information from outside sources is not incorporated by reference in, and should not be considered part of, this document or the accompanying prospectus, the prospectus supplement or the underlying supplement. The selection of the Reference Stocks is not a recommendation to buy or sell shares of the Reference Stocks.

Selection of the Composition of the Basket

The composition of the Basket and the identity of the Reference Stocks were selected in February 2019 by the Equity Research Department at Raymond James, which regularly publishes research regarding public companies.  However, any views expressed by such research department are separate and apart from the offering of these notes and do not constitute investment advice.  There is no assurance that any Reference Stock Issuer will be successful or that the price of any Reference Stock will increase. The business, results of operations and prospects of such companies are subject to conditions outside the control of Raymond James and CIBC. Moreover, the composition of the Basket does not reflect any investment recommendations from us, Raymond James or any of our respective affiliates.  Nether we, Raymond James nor any of our respective affiliates makes any representation as to the performance of the Basket or any Reference Stock therein or otherwise endorses those stocks.

License Agreement

We have entered into a license agreement with Raymond James, under which we obtained the right to use the stocks discussed herein in connection with our issuance of the notes. Under the license agreement, we agreed to pay Raymond James a fee of up to 0.87% of the principal amount of the notes.

The license agreement requires this section to state as follows:

Solely by participating in this offering, Raymond James makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Basket to track general or industry-specific stock market performance. Raymond James and its third party licensors have no obligation to take the needs of CIBC or the holders of the notes into consideration in determining, composing or calculating the Basket. CIBC is the calculation agent for the notes and will have discretion in making various determinations that affect the notes and Raymond James is not responsible for any such calculations or determinations. Raymond James has no obligation or liability in connection with the administration or trading of the notes.

Raymond James has licensed certain of its trademarks to us.

The mark “Raymond James” is a trademark of Raymond James & Associates, Inc. and/or its affiliates, and has been licensed for our use.

THE REFERENCE STOCKS

Alaska Air Group, Inc.

Alaska Air Group, Inc. is an airline holding company. The company, through its subsidiaries, provides air services to passengers in multiple destinations. It also provide freight and mail services, primarily to and within the state of Alaska and on the West Coast. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-08957, or its CIK Code: 0000766421. This Reference Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “ALK.”

The Allstate Corporation

The Allstate Corporation, through its subsidiaries, provides property-liability insurance as well as other types of insurance in the United States and Canada. Its primarily sells private passenger automobile and homeowners insurance through independent and specialized brokers. It also sells life insurance, annuity, and group pension products through agents. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-11840, or its CIK Code: 0000899051. This Reference Stock is listed on the NYSE under the symbol “ALL.”

Best Buy Co., Inc.

Best Buy Co., Inc. retails consumer electronics, home office products, entertainment software, appliances, and related services through its retail stores, as well as its web site. It also retails pre-recorded home entertainment products through retail stores. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-09595, or its CIK Code: 0000764478. This Reference Stock is listed on the NYSE under the symbol “BBY.”

Comcast Corporation

Comcast Corporation provides media and television broadcasting services. It offers video streaming, television programming, high-speed Internet, cable television, and communication services. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-32871, or its CIK Code: 0001166691. This Reference Stock is listed on the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “CMCSA.”

CareTrust REIT, Inc.

CareTrust REIT, Inc. acquires, owns, and leases real estate properties related to the Healthcare sector and senior housing living situations. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-36181, or its CIK Code: 0001590717. This Reference Stock is listed on the Nasdaq under the symbol “CTRE.”

CVS Health Corporation

CVS Health Corporation is a pharmacy health care provider. Its offerings include pharmacy benefit management services, mail order, retail and specialty pharmacy, disease management programs, and retail clinics. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-01011, or its CIK Code: 0000064803. This Reference Stock is listed on the NYSE under the symbol “CVS.”

Chevron Corporation

Chevron Corporation is an energy company with operations in countries located around the world. It produces and transports crude oil and natural gas. It also refines, markets, and distributes fuels, as well as is involved in chemical and mining operations, power generation, and energy services. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-00368, or its CIK Code: 0000093410. This Reference Stock is listed on the NYSE under the symbol “CVX.”

Delta Air Lines, Inc.

Delta Air Lines, Inc. provides scheduled air transportation for passengers, freight, and mail over a network of routes. It offers flight status information, bookings, baggage handling, and other related services. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-05424 or its CIK Code: 0000027904. This Reference Stock is listed on the NYSE under the symbol “DAL.”

Fastenal Company

Fastenal Company sells industrial and construction supplies in a wholesale and retail fashion. It markets its products and services throughout the United States, Canada, Mexico, Puerto Rico, Singapore, China, and the Netherlands. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-16125 or its CIK Code: 0000815556. This Reference Stock is listed on the Nasdaq Stock Market under the symbol “FAST.”

Gilead Sciences, Inc.

Gilead Sciences, Inc. is a research-based biopharmaceutical company that discovers, develops, and commercializes therapeutics to advance the care of patients suffering from life-threatening diseases. Its primary areas of focus include HIV, AIDS, liver disease, and serious cardiovascular and respiratory conditions. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-19731 or its CIK Code: 0000882095. This Reference Stock is listed on the Nasdaq under the symbol “GILD.”

Granite Point Mortgage Trust Inc.

Granite Point Mortgage Trust Inc. provides real estate investment services. It originates, manages, and invests in senior floating-rate commercial mortgage loans and debt-like commercial real estate investments. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-38124 or its CIK Code: 0001703644. This Reference Stock is listed on the NYSE under the symbol “GPMT.”

Hewlett Packard Enterprise Company

Hewlett Packard Enterprise Company provides information technology solutions. It offers enterprise security, analytics and data management, applications development and testing, data center care, cloud consulting, and business process services. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-37483 or its CIK Code: 0001645590. This Reference Stock is listed on the NYSE under the symbol “HPE.”

Medtronic Public Limited Company

Medtronic Public Limited Company develops therapeutic and diagnostic medical products. Its principal products include those for bradycardia pacing, tachyarrhythmia management, atrial fibrillation management, heart failure management, heart valve replacement, malignant and non-malignant pain, and movement disorders. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-36820 or its CIK Code: 0001613103. This Reference Stock is listed on the NYSE under the symbol “MDT.”

Marathon Petroleum Corporation

Marathon Petroleum Corporation operates as a crude oil refining company. It refines, supplies, markets, and transports petroleum products. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-35054 or its CIK Code: 0001510295. This Reference Stock is listed on the NYSE under the symbol “MPC.”

ONEOK, Inc.

ONEOK, Inc. is a diversified energy company. It is involved in the natural gas and natural gas liquids business across the United States. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-13643 or its CIK Code: 0001039684. This Reference Stock is listed on the NYSE under the symbol “OKE.”

Old Republic International Corporation

Old Republic International Corporation is an insurance holding company whose subsidiaries market, underwrite, and provide risk management services. It provides services for a variety of coverages in the property and liability, mortgage guaranty, title, and life and health insurance fields. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-10607 or its CIK Code: 0000074260. This Reference Stock is listed on the NYSE under the symbol “ORI.”

QUALCOMM Incorporated

QUALCOMM Incorporated manufactures digital wireless communications equipment. It licenses its code division multiple access (CDMA) and orthogonal frequency division multiplexing access intellectual property to other companies and produces CDMA-based integrated circuits, as well as equipment and software used to track workers, assets, and software for wireless content enablement. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-19528 or its CIK Code: 0000804328. This Reference Stock is listed on the Nasdaq under the symbol “QCOM.”

Union Pacific Corporation

Union Pacific Corporation is a rail transportation company. Its railroad hauls a variety of goods, including agricultural, automotive, and chemical products. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-06075 or its CIK Code: 0000100885. This Reference Stock is listed on the NYSE under the symbol “UNP.”

United Parcel Service, Inc.

United Parcel Service, Inc. delivers packages and documents throughout the United States and in other countries and territories. It also provides global supply chain services and less-than-truckload transportation, primarily in the U.S. UPS’s business consists of integrated air and ground pick-up and delivery network. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-15451 or its CIK Code: 0001090727. This Reference Stock is listed on the NYSE under the symbol “UPS.”

Walmart Inc.

Walmart Inc. operates discount stores, supercenters, and neighborhood markets. It offers merchandise such as apparel, house wares, small appliances, electronics, musical instruments, books, home improvement, shoes, jewelry, toddler, games, household essentials, pets, pharmaceutical products, party supplies, and automotive tools. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-06991 or its CIK Code: 0000104169. This Reference Stock is listed on the NYSE under the symbol “WMT.”

Historical Performance of the Reference Stocks

The following graphs set forth daily Closing Prices of the Reference Stocks for the period from January 1, 2014 or the date the relevant Reference Stocks began trading, as applicable, to March 22, 2019. We obtained the Closing Prices below from Bloomberg Professional® Service without independent verification. The historical performance of a Reference Stock should not be taken as an indication of its future performance, and no assurances can be given as to the price of any Reference Stock at any time during the term of the notes, including the Valuation Date. We cannot give you assurance that the performance of the Reference Stocks will result in any positive return on your investment.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s Initial Estimated Value Was Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes was determined when the terms of the notes were set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s Initial Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes is lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the selling commissions paid to the Bank and other affiliated or unaffiliated dealers, the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion supplements the discussion in the section called “Material Income Tax Consequences—United States Taxation” in the accompanying prospectus, and is subject to the limitations and exceptions set forth therein. Capitalized terms used in this section without definition shall have the respective meanings given such terms in the accompanying prospectus. This discussion is only applicable to you if you are a U.S. Holder.

The following summary describes certain U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of the notes. This summary applies only to holders that acquire their notes in this offering for a price equal to the original offering price, which we understand will be at par, and hold such notes as capital assets. This discussion is based upon current provisions of the Code, existing and proposed Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. All of the foregoing are subject to change, which change may apply retroactively and could affect the continued validity of this summary. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the U.S. federal government. This discussion also does not purport to be a complete analysis of all tax considerations relating to the notes. You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders

The U.S. federal income tax consequences of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. We intend to treat the notes as pre-paid cash-settled derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If your notes are so treated, subject to the discussion below regarding Section 1260 of the Code, you should generally recognize capital gain or loss upon the sale, exchange or payment on maturity in an amount equal to the difference between the amount you receive at such time and the amount that you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year. Capital gain recognized by an individual U.S. holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less. The deductibility of capital losses is subject to limitations. The holding period for notes of a U.S. holder who acquires the notes upon issuance will generally begin on the date after the issue date (i.e., the settlement date) of the notes. We intend to treat the periodic distributions designated as interest on the notes paid to you as ordinary income. If you use the accrual method of accounting and keep applicable financial statements, you may be required to recognize the payment of interest on the notes before such amounts accrue for federal income tax purposes.

The constructive ownership rules of Section 1260 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) will likely apply to the notes to the extent the Basket contains a “pass-thru entity” (as defined in Section 1260(c)(2) of the Code). Examples of “pass-thru entities” include (but are not limited to) regulated investment companies (e.g., most exchange-traded funds), real estate investment trusts, passive foreign investment companies and partnerships. It is not entirely clear how Section 1260 applies to a Basket that is wholly or partially comprised of “pass-thru entities.” To the extent Section 1260 of the Code applies to the notes, then, among other consequences, all or a portion of any long-term capital gain that you realize upon the sale, redemption or stated maturity of the notes would be recharacterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such recharacterized amount) to the extent that such capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased the actual number of interests in the pass-thru entity on the date that you purchased the securities and sold those interests on the date of the sale, redemption or stated maturity of the securities. It is not clear how this computation would be made if a Basket is partially comprised of “pass-thru entities.” Accordingly, you should consult your tax advisor about the potential application of Section 1260 of the Code to the notes.

Alternative Treatments. As noted above, there is no judicial or administrative authority discussing how the notes should be treated for U.S. federal income tax purposes. Therefore, other treatments would also be reasonable and the Internal Revenue Service might assert that treatment other than that described above is more appropriate.

For example, the notes may be properly treated as a custodial arrangement under which CIBC is treated as holding the Basket on behalf of note holders. In this case, any dividends paid on the Basket would be immediately taxable to note holders, even though note holders would not receive a distribution at such time. Additionally, in this case, the Internal Revenue Service could also assert that a holder should be required to treat any amounts attributable to the Participation Rate as separate investment expenses to the extent the Participation Rate is less than 100%. No deduction of any such deemed expenses would be available to a holder who is an individual, trust or estate. Such amount could correspondingly increase the amount of gain and income or decrease the amount of loss recognized by a holder with respect to an investment in the notes.

Although unlikely, another possible alternative treatment is that a note could be treated as a single debt instrument subject to the special tax rules governing contingent payment debt instruments. If the notes are so treated, you would be required to accrue interest income over the term of a Note based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your Note. You would recognize gain or loss upon the sale, call or maturity of the Note in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in the Note. In general, your adjusted basis in the Note would be equal to the amount you paid for the Note, increased by the amount of interest you previously accrued with respect to the Note. Any gain you recognize upon the sale, call or maturity of the Note would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to the Note, and thereafter would be capital loss.

If a Note is treated as a contingent payment debt instrument and you purchase a Note in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the Note, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules but rather would be subject to special rules set forth in treasury regulations governing contingent payment debt instruments. Accordingly, if you purchase a Note in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

In addition, the Internal Revenue Service has released a notice that may affect the taxation of holders of “prepaid forward contracts” and similar instruments. According to the notice, the Internal Revenue Service and the U.S. Treasury are actively considering whether the holder of such instruments should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. While it is not clear whether the notes would be viewed as similar to such instruments, it is possible that any future guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is possible that the Internal Revenue Service could seek to characterize the notes in a manner that results in tax consequences to you that are different from those described above. For example, the Internal Revenue Service could possibly assert that any gain or loss that a holder may recognize upon the sale or maturity of the notes should be treated as ordinary gain or loss. In addition, it is possible that the amount an individual holder receives upon sale or maturity that is attributable to the Dividend Amount will be taxable as a dividend, which may be treated, in whole or in part, as qualified dividend income, subject to the reduced tax rate applicable to net long-term capital gains. Holders should consult their tax advisors as to the tax consequences of such characterizations and any possible alternative characterizations of the notes for U.S. federal income tax purposes.You are urged to consult your tax advisors concerning the significance, and the potential impact, of the above considerations.

Additional Information for U.S. Holders. For the treatment regarding other aspects of interest payments and backup withholding and information reporting considerations please see the discussion under “Material Income Tax Consequences—United States Taxation” in the accompanying prospectus.

Foreign Account Tax Compliance Act

For information regarding the applicability of FATCA to the securities, please see the discussion under “Material Income Tax Consequences—United States Taxation—FATCA Withholding” in the accompanying prospectus. FATCA may impose a 30% withholding tax on payments of gross proceeds from the sale, exchange or redemption of property that gives rise to U.S.-source dividends or interest. Although, based on the characterization of the securities as pre-paid cash-settled derivative contracts, the securities should not be subject to FATCA, they could be subject to FATCA if they are characterized in a different manner or are subject to withholding under Section 871(m). The Internal Revenue Service issued Proposed Treasury Regulations that eliminate withholding on gross proceeds. Pursuant to the Proposed Regulations, the issuer and any withholding agent may rely on this change to FATCA withholding until the final regulations are issued. The Internal Revenue Service also announced its intention to delay the effective date of withholding tax on “foreign passthru payments” to the later of 1 January 2019 or the date of publication of final U.S. Treasury regulations defining such term.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a Note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the Note; (c) does not use or hold and is not deemed to use or hold the Note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the Note; and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary assumes that none of the Reference Stocks, or any other stock substituted for a Reference Stock as described under “Certain Terms of the Notes—Anti-Dilution Adjustments—Reorganization Events” in the underlying supplement, will at any relevant time be “taxable Canadian property”, as defined in the Canadian Tax Act of a Non-Resident Holder.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a Note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Pursuant to the terms of a distribution agreement, CIBCWM will purchase the notes from the Bank for distribution through Raymond James which will act as agent in the distribution of the notes. The notes sold to investors will be offered at the issue price of $1,000 per Note. CIBCWM will receive commissions from us of 2.00% of the principal amount of the notes, or $20.00 per $1,000.00 principal amount. CIBCWM will use these commissions to pay selling concessions or fees to Raymond James of 2.00% of the principal amount of the notes, or $20.00 per $1,000.00 principal amount for its services in connection with the distribution of the notes. Raymond James will also receive licensing fees for its research related to the Reference Stocks, as described in “Description of the Reference Stocks–License Agreement”.

We will deliver the notes against payment therefor in New York, New York on a date that is more than two Business Days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two Business Days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Bank owns, directly or indirectly, all of the outstanding equity securities of CIBCWM.  In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

The Bank may use this pricing supplement in the initial sale of the notes.  In addition, CIBCWM or another of the Bank’s affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

VALIDITY OF THE NOTES

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to the Bank, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the notes have been duly executed, authenticated and issued in accordance with the indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated February 27, 2017, which has been filed as Exhibit 5.2 to the Bank’s Registration Statement on Form F-3 filed with the SEC on February 27, 2017.

In the opinion of Mayer Brown LLP, when the notes have been duly completed in accordance with the indenture and issued and sold as contemplated by the Prospectus Supplement and the Prospectus, the notes will constitute valid and binding obligations of the Bank, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated February 27, 2017, which has been filed as Exhibit 5.1 to the Bank’s Registration Statement on Form F-3 filed with the SEC on February 27, 2017.